                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          NOTICE OF EXEMPT SOLICITATION

1.   Name of the Registrant:

     LAYNE CHRISTENSEN COMPANY

2.   Name of person relying on exemption:

     STEEL PARTNERS II, L.P.

3.   Address of person relying on exemption:

     590 MADISON AVENUE, 32ND FLOOR
     NEW YORK, NEW YORK 10022

4.   Written  materials.  Attach  written  material  required  to  be  submitted pursuant to Rule 14a-6(g)(1):

                                     FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

                                                    Media:   Sitrick And Company
                                                                     Los Angeles
                                                                 Michael Sitrick
                                                                      Terry Fahn
                                                                  (310) 788-2850

                                                                        New York
                                                                      Jeff Lloyd
                                                                  (212) 573-6100

FOR IMMEDIATE RELEASE

                     ISS ENDORSES STEEL PARTNERS' MOTION TO
                     DECLASSIFY LAYNE CHRISTENSEN CO. BOARD

NEW YORK,  NY - JUNE 1, 2005 -- Steel  Partners  II, L.P.  announced  today that
Institutional  Shareholder  Services ("ISS"),  the nation's leading proxy voting advisory  service,  has  recommended  that  its  clients  vote in  favor  of the shareholder  proposal  calling for the Layne  Christensen Co.  (NasdaqNM:  LAYN)
board to take the  necessary  steps to repeal  the  company's  classified  board structure and for the annual election of all directors. The shareholder proposal was submitted by Steel Partners II, L.P.,  owner of 1,435,818  (11.4%) shares of the company's common stock.

In making its  recommendation,  ISS noted that "[T]he ability to elect directors is the single most important use of the shareholder franchise, and all directors should be accountable on an annual basis." Currently,  the board comprises three director classes, each of which serves a three-year term.

Warren G. Lichtenstein,  the managing member of Steel Partners and a director of the company, stated, "We are pleased that ISS has recognized the appropriateness of our  shareholder  proposal,  and we intend to ask the board of  directors  to formally approve the proposal as soon as possible if it passes."

PLEASE NOTE THAT THE COST OF THIS PRESS RELEASE IS BEING BORNE ENTIRELY BY STEEL
PARTNERS II, L.P. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD
TO STEEL PARTNERS II, L.P.

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